Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated November 19, 2020

Registration Nos. 333-223555 and 333-223555-01

CARNIVAL CORPORATION

Pricing Term Sheet

This free writing prospectus relates to Carnival Corporation’s registered direct offering of common stock and should be read together with Carnival Corporation’s preliminary prospectus supplement and accompanying prospectus (the “Common Stock Preliminary Prospectus”) dated November 19, 2020 relating to the registered direct offering.  Certain capitalized terms used in this pricing term sheet that are not defined herein but that are defined in the Common Stock Preliminary Prospectus have the respective meanings given to such terms in the Common Stock Preliminary Prospectus.

The aggregate number of shares of common stock offered in the registered direct offering	10,442,460
The registered direct offering price per share of common stock	$17.59
The aggregate principal amount of the Convertible Notes repurchased	$90,804,000
Price per $1,000 of the Convertible Notes repurchased	$2022.85
The amount of accrued interest of the Convertible Notes repurchased	$754,178

Amendments to the Common Stock Preliminary Prospectus

In addition to the pricing information set forth above, the Common Stock Preliminary Prospectus is hereby amended to reflect the following changes.

As of August 31, 2020, on an as-adjusted basis after giving effect to (x) the consummation of the sale of the common stock offered pursuant to this offering and the application of the proceeds therefrom to repurchase the Convertible Notes and pay accrued interest thereon and the consummation of the sale of 57.4 million shares of our common stock pursuant to the November Registered Direct Offering to repurchase $499.4 aggregate principal amount of the Convertible Notes and pay accrued interest thereon, (y) the October ATM Offering pursuant to which 67.1 million shares of our common stock were sold for $1.0 billion in gross proceeds and the November ATM Offering pursuant to which 94.5 million shares of our common stock were sold for $1.5 billion in gross proceeds, after deducting commissions but before deducting offering expenses payable by us, and (z) $1.5 billion of indebtedness incurred under export credit facilities in connection with the deliveries of two ships in September 2020 and October 2020 (and without giving effect to the senior unsecured notes offering commenced on November 19, 2020), our total long-term liabilities were $21.94 billion and our total liabilities were $32.23 billion.

The second sentence under “Risk Factors—Risks Related to COVID-19 and Liquidity/Debt—Our substantial debt could adversely affect our financial health and operating flexibility” of the Common Stock Preliminary Prospectus is hereby amended and replaced with the sentence set forth below.

“As of August 31, 2020, on an as-adjusted basis after giving effect to (i) the repurchase of Convertible Notes in connection with this offering, (ii) the repurchase of $499.4 aggregate principal amount of Convertible Notes in connection with the November Registered Direct Offering, and (iii) $1.5 billion of indebtedness incurred under our export credit facilities in connection with the deliveries of two ships in September and October 2020, we had total gross debt of $26.4 billion.”

The table in the “Capitalization” section of the Common Stock Preliminary Prospectus is hereby amended and replaced with the table set forth below.

	As of August 31, 2020
	Actual	As Adjusted
	(all share and dollar amounts, except par value, in millions)
Cash and cash equivalents	$8,176	$10,651
Short-term borrowings:
Commercial Paper	$368	$368
Other	2	2
Revolving Facility(a)	3,005	3,005
Current portion of long-term debt(b)	2,621	2,724
Total short-term debt	$5,995	$6,098
Long-term borrowings:
Unsecured:
Export credit facilities	$4,947	$6,345
Loans	2,440	2,440
Unsecured notes(c)	1,694	1,694
Convertible Notes(d)(e)	1,127	537
Unsecured long-term debt	10,208	11,015
Secured:
First Lien Notes(f)	$4,192	$4,192
Secured Term Loan Facility(g)	2,784	2,784
Long-term portion of EIB Facility(b)	177	177
Second Lien Notes(h)	2,181	2,181
Secured long-term debt	$9,334	$9,334
Total long-term borrowings (excluding unamortized debt issuance costs and discounts)	$19,541	$20,348
Total borrowings (excluding unamortized debt issuance costs and discounts)	$25,537	$26,446
Common Stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 830 shares issued on an actual basis and 1,060 shares on an as adjusted basis(i)	$8	$11
Ordinary shares of Carnival plc, $1.66 par value; 217 shares issued	361	361
Additional paid-in capital	10,680	14,373
Retained earnings	18,297	17,667
Accumulated other comprehensive loss	(1,439)	(1,439)
Treasury stock, 130 shares of Carnival Corporation and 60 shares of Carnival plc, at cost	(8,404)	(8,404)
Total shareholders’ equity	$19,503	$22,568
Total capitalization	$45,040	$49,015

(a)   Reflects borrowings under the Revolving Facility, which were drawn in March 2020 for an initial term of six months. The maturities for these borrowings were extended in September 2020 for an additional six months through March 2021. We may re-borrow such amounts subject to satisfaction of the conditions in the Revolving Facility Agreement.

(b)   Includes $44 million short-term portion, and $177 million long-term portion, outstanding under the EIB Facility. Our subsidiary, Costa Crociere S.p.A., is party to a New Vessels Finance Contract, dated June 5, 2009, between Costa Crociere S.p.A., as borrower, and the European Investment Bank, as lender (referred to herein as the “EIB Facility”). As of August 31, 2020, €185 million principal amount remained outstanding under the EIB Facility.

(c)   Carnival Corporation and Carnival plc, as applicable, are the issuers/guarantors, as applicable, of multiple series of unsecured notes (collectively, the “Unsecured Notes”) with an aggregate principal amount outstanding of $2.8 billion as of August 31, 2020.

(d)   The Convertible Notes are convertible into common stock of Carnival Corporation. In accordance with Accounting Standards Codification 470-20 (“ASC 470-20”), a convertible debt instrument that may be settled entirely or partially in cash is required to be separated into a liability and equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount was recognized as a decrease in debt and an increase in additional paid-in capital. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not give effect to the actual amount that we are required to repay, and the amount shown in the table above for the Convertible Notes is the aggregate principal amount of the Convertible Notes and does not reflect the debt discount.

(e)   The as adjusted amount reflects the use of the proceeds of this offering to complete the repurchase of the Convertible Notes. In accordance with ASC 470-20, fair value of the consideration transferred and transaction costs incurred to derecognize convertible debt should be allocated between the liability and the equity components. Any difference between (1) the amount of settlement consideration plus the costs allocated to the liability component and (2) the liability component’s net carrying amount (including any remaining unamortized discount and debt issuance costs) should be recognized as a gain or loss upon debt extinguishment. Amounts shown in the above table assume that the entire consideration transferred to the holders of the Convertible Notes is allocated to the liability component, and are not reflective of debt extinguishment gains or losses that may be realized upon consummation of the repurchase of the Convertible Notes.

(f)    The First Lien Notes consist of the 2023 First Lien Notes and the 2027 First Lien Notes.

(g)   The aggregate principal amount of the euro tranche of the Secured Term Loan Facility has been converted into U.S. dollars at an exchange rate of $1.1903 per €1.00, which was the rate on August 31, 2020.

(h)   The Second Lien Notes consist of the 2026 Second Lien Notes and the 2027 Second Lien Notes. The aggregate principal amount of the euro tranche of the 2026 Second Lien Notes has been converted into U.S. dollars at an exchange rate of $1.1903 per €1.00, which was the rate on August 31, 2020.

(i)    On an as adjusted basis, reflects the issuance of 10.4 million shares of our common stock pursuant to this offering, 67.1 million shares of our common stock pursuant to the October ATM Offering completed on October 30, 2020, 94.5 million shares of our common stock pursuant to the November ATM Offering completed on November 13, 2020 and 57.4 million shares of our common stock pursuant to the November Registered Direct Offering expected to close on November 19, 2020 and November 20, 2020, subject to customary closing conditions. The actual and as adjusted share information in the table excludes:

•      62.7 million shares of our common stock issuable upon conversion of the Convertible Notes issued and outstanding as of August 31, 2020 (after giving effect to the November Registered Direct Offering and the application of the proceeds therefrom to repurchase $499.4 million aggregate principal amount of the Convertible Notes and pay accrued interest thereon and before the repurchases of any Convertible Notes with the proceeds of this offering);

•      7.5 million shares of our common stock issuable upon the vesting and settlement of restricted stock units outstanding as of August 31, 2020 (assuming the satisfaction of performance requirements and exclusive of dividend equivalent shares at settlement, as applicable);

•      1.7 million shares of our common stock reserved for issuance under the Carnival Corporation Employee Stock Purchase Plan, as of August 31, 2020; and

•      6.4 million shares of our common stock reserved for issuance under the Carnival Corporation 2020 Stock Plan, as of August 31, 2020.

Carnival Corporation has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the registered direct offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Common Stock Preliminary Prospectus referred to above for more complete information about Carnival Corporation and the registered direct offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Common Stock Preliminary Prospectus may be obtained from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectusny@ny.email.gs.com.

The information in this free writing prospectus supersedes the information in the Common Stock Preliminary Prospectus. In all other respects, this free writing prospectus is qualified in its entirety by reference to the Common Stock Preliminary Prospectus.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.